SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Select Bancorp, Inc.

(Name of Issuer)

Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

81617L 108

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS JEFFREY S. STALLINGS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF NORTH CAROLINA, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 77,180 Shares of Common Stock
	6	SHARED VOTING POWER 0 Shares of Common Stock
	7	SOLE DISPOSITIVE POWER 77,180 Shares of Common Stock
	8	SHARED DISPOSITIVE POWER 0 Shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,180 Shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.40% of the outstanding Common Stock
12	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS The Bill and Faye Stallings Family Trust II dated March 6, 2008
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF ALASKA, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 750,186 Shares of Common Stock
	6	SHARED VOTING POWER 0 Shares of Common Stock
	7	SOLE DISPOSITIVE POWER 750,186 Shares of Common Stock
	8	SHARED DISPOSITIVE POWER 0 Shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,186 Shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.88% of the outstanding Common Stock
12	TYPE OF REPORTING PERSON OO

1	NAMES OF REPORTING PERSONS The Marion Faye Stallings Living Trust dated November 29, 2007
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF NORTH CAROLINA, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 184,434 Shares of Common Stock
	6	SHARED VOTING POWER 0 Shares of Common Stock
	7	SOLE DISPOSITIVE POWER 184,434 Shares of Common Stock
	8	SHARED DISPOSITIVE POWER 0 Shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 184,434 Shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.96% of the outstanding Common Stock
12	TYPE OF REPORTING PERSON OO

1	NAMES OF REPORTING PERSONS The Virginia B. Stallings Irrevocable Trust dated April 3, 2000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF NORTH CAROLINA, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 14,956 Shares of Common Stock
	6	SHARED VOTING POWER 0 Shares of Common Stock
	7	SOLE DISPOSITIVE POWER 14,956 Shares of Common Stock
	8	SHARED DISPOSITIVE POWER 0 Shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,956 Shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.08% of the outstanding Common Stock
12	TYPE OF REPORTING PERSON OO

1	NAMES OF REPORTING PERSONS The Elizabeth L. Stallings Irrevocable Trust dated April 3, 2000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF NORTH CAROLINA, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 20,956 Shares of Common Stock
	6	SHARED VOTING POWER 0 Shares of Common Stock
	7	SOLE DISPOSITIVE POWER 20,956 Shares of Common Stock
	8	SHARED DISPOSITIVE POWER 0 Shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,956 Shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.11% of the outstanding Common Stock
12	TYPE OF REPORTING PERSON OO

1	NAMES OF REPORTING PERSONS The Molly B. Stallings Irrevocable Trust dated April 3, 2000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF NORTH CAROLINA, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,204 Shares of Common Stock
	6	SHARED VOTING POWER 0 Shares of Common Stock
	7	SOLE DISPOSITIVE POWER 11,204 Shares of Common Stock
	8	SHARED DISPOSITIVE POWER 0 Shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,204 Shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.06% of the outstanding Common Stock
12	TYPE OF REPORTING PERSON OO

Item 1(a).	Name of Issuer:

Select Bancorp, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 700 W. Cumberland Street, Dunn, North Carolina, 28334.

Item 2(a).	Name of Person Filing:

This statement (this “Statement”) is filed by the following persons (the “Reporting Persons”):

Jeffrey S. Stallings (“Jeff Stallings”)

The Bill and Faye Stallings Family Trust II, dated March 6, 2008 (“Trust I”)

Marion Faye Stallings Living Trust, dated November 29, 2007 (“Trust II”)

Virginia B. Stallings Irrevocable Trust, dated April 3, 2000 (“Trust III”)

Elizabeth L. Stallings Irrevocable Trust, dated April 3, 2000 (“Trust IV”)

Molly B. Stallings Irrevocable Trust, dated April 3, 2000 (“Trust V”)

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, which agreement is set forth on the signature page to this Statement.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business office address for each of the Reporting Persons is 1645 East Arlington Boulevard, Suite E, Greenville, NC 27858.

Item 2(c).	Citizenship:

Trust I is sitused in the state of Alaska, United States.

Trust II, Trust III, Trust IV and Trust V are sitused in the state of North Carolina, United States.

Jeff Stallings is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common stock, par value $1.00 per share, of the Issuer (the “Common Stock”).

Item 2(e).	CUSIP Number:

81617L 108

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable. Filed pursuant to Rule 13d-1(c).

Item 4.	Ownership.

(a)	Amount beneficially owned:

The Reporting Persons beneficially own in the aggregate 1,011,800 shares of Common Stock.

Jeff Stallings is the trustee of Trust III, Trust IV and Trust V (the “Children’s Trusts”) and as trustee of such trusts has voting and dispositive power over the shares of Common Stock held by the Children’s Trusts. Jeff Stallings and the Children’s Trusts together beneficially own 77,180 shares of Common Stock.

Prior to July 21, 2018, Jeff Stallings was the trustee of Trust I and Trust II. After his resignation as trustee of Trust I and Trust II on July 21, 2018, Jeff Stallings no longer has voting or dispositive power over the shares of Common Stock held by Trust I and Trust II. Trust I and Trust II together beneficially own 934,620 shares of Common Stock.

(b)	Percent of class:

Based on the 19,311,505 shares of Common Stock outstanding as of December 31, 2018 as disclosed by the Issuer to the Reporting Persons: (a) Jeff Stallings and the Children’s Trusts together beneficially own approximately 0.40% of the Issuer’s outstanding shares of Common Stock and (b) Trust I and Trust II together beneficially own approximately 4.84% of the Issuer’s outstanding shares of Common Stock.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See the responses to Item 5 on the attached cover pages.1, 2

(ii)	Shared power to vote or to direct the vote:

See the responses to Item 6 on the attached cover pages.1

(iii)	Sole power to dispose or to direct the disposition of:

See the responses to Item 7 on the attached cover pages.1, 2

(iv)	Shared power to dispose or to direct the disposition of:

See the responses to Item 8 on the attached cover pages.1

1.

After the resignation of Jeff Stallings as trustee of Trust I and Trust II on July 21, 2018, Jeff Stallings no longer has voting or dispositive power over the shares of Common Stock held by Trust I and Trust II. As a result, Jeff Stallings no longer has a beneficial interest in the shares of Common Stock held by Trust I and Trust II.

2.

Jeff Stallings is the trustee of the Children’s Trusts and as trustee has the sole voting and dispositive power over the shares of Common Stock held by the Children’s Trusts. As a result, Jeff Stallings may be deemed the beneficial owner of 47,116 shares of Common Stock held by Children’s Trusts. Jeff Stallings disclaims beneficial ownership of the shares of Common Stock held by the Children’s Trusts.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of each of the undersigned’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13G with respect to the Common Stock of the Issuer.

Dated: February 27, 2019

THE BILL AND FAYE STALLINGS FAMILY TRUST II

By:	/s/ Kevin Clark Stallings
Name:	Kevin Clark Stallings
Title:	Co-Trustee

By:	/s/ Gregory Blake Stallings
Name:	Gregory Blake Stallings
Title:	Co-Trustee

THE MARION FAYE STALLINGS LIVING TRUST

By:	/s/ Kevin Clark Stallings
Name:	Kevin Clark Stallings
Title:	Co-Trustee

By:	/s/ Gregory Blake Stallings
Name:	Gregory Blake Stallings
Title:	Co-Trustee

THE VIRGINIA B. STALLINGS IRREVOCABLE TRUST

By:	/s/ Jeffrey S. Stallings
Name:	Jeffrey S. Stallings
Title:	Trustee

THE ELIZABETH L. STALLINGS IRREVOCABLE TRUST

By:	/s/ Jeffrey S. Stallings
Name:	Jeffrey S. Stallings
Title:	Trustee

THE MOLLY B. STALLINGS IRREVOCABLE TRUST

By:	/s/ Jeffrey S. Stallings
Name:	Jeffrey S. Stallings
Title:	Trustee

/s/ Jeffrey S. Stallings
Jeffrey S. Stallings